Ms. Laura Veator, Senior Staff Accountant
Mr. Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance Disclosure Review Program
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

        Re:Leidos Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 15, 2022
File No. 001-33072

December 21, 2022

Dear Ms. Veator and Mr. Krikorian:

On behalf of Leidos Holdings, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to your correspondence dated December 16, 2022 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests an extension of the original due date requested by the Staff of 28 calendar days from the date of your correspondence in order to allow the Company to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than January 13, 2023.

Very truly yours,

/s/ Christopher Cage

Christopher Cage
Chief Financial Officer